Aflac Incorporated 2nd Quarter 2015 10-Q
EXHIBIT 11
Aflac Incorporated and Subsidiaries
Computation of Earnings Per Share

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Numerator (In millions):
Basic and diluted: net earnings applicable to common stock	$573	$810	$1,236	$1,542
Denominator (In thousands):
Weighted-average outstanding shares used in the computation of earnings per share - basic	431,672	452,559	434,473	453,639
Dilutive effect of share-based awards	2,585	2,821	2,604	2,895
Weighted-average outstanding shares used in the computation of earnings per share - diluted	434,257	455,380	437,077	456,534
Earnings per share:
Basic	$1.33	$1.79	$2.84	$3.40
Diluted	1.32	1.78	2.83	3.38